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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of _____ August 2006

# PORTRUSH PETROLEUM CORPORATION
(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2
Executive Offices

1.  Press Releases:  8/2/2006

2.  Interim Financial Statements for the Six Months Ended 6/30/2006
    Form 52-102F1:  MD&A for Interim Financial Statements
    Form 52-109FT2: CEO Certification of Interim Filings, dated 5/29/2006
    Form 52-109FT2: CFO Certification of Interim Filings, dated 5/29/2006

Indicate by check mark whether the Registrant files annual reports under cover of
Form 20-F or Form 40-F.        Form 20-F xxx    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1):          ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7):          ____

Indicate by check mark whether the Registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
                                   Yes ___      No xxx

Thursday August 2, 2006
**Press Release**
*SOURCE: Portrush Petroleum Corporation*


# Scanio-Shelton #7 to go on production

**Vancouver, August 2, 2006 – Portrush Petroleum Corporation  (TSX- V :PSH, OTCBB:PRRPF) (http://www.portrushpetroleum.com)** wishes to provide an update regarding its continuing operations on the Scanio/Shelton No.7 well in the Mission River property in Texas. The well reached total depth of 8,544 feet last month and the operator has advised that a service rig has moved on location.  The operator anticipates perforating the first of the hydrocarbon-bearing sandstones within a matter of days and placing the well on production.

The Scanio Shelton #6 was drilled earlier this year and penetrated several hydrocarbon bearing sandstones. These zones were also present in the number seven well and at least two of the zones will be tested in this well. The producing zone in well number six continues to produce at a rate of 1.7 million cubic feet of gas and forty barrels of condensate a day. The Company is getting the benefit of the recent increase in the price of natural gas.

The operator has already decided to proceed with a multi-well development program to develop the field.

If successful, the number seven well can be placed on stream almost immediately with only minor up-grades to the existing production system to handle the anticipated increase in production volumes.

For additional Portrush investor relations needs, investors are asked to visit the Portrush IR Hub at http://www.agoracom.com/IR/Portrush  where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to PSH@agoracom.com  where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

**About Portrush Petroleum Corporation:**
To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com or visit our Investor Relations site at http://www.agoracom.com/IR/Portrush

  The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

**ON BEHALF OF THE BOARD**
Mr. Martin Cotter, President & Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

**CONTACT INFORMATION**

**Corporate**
Mr. Allan McGirr Telephone 604 696 2555
866 939 2555 info@portrushpetroleum.com

**Investor Relations**
AGORA Investor Relations
http://www.agoracom.com/IR/PortrushPSH@Agoracom.com

## PORTRUSH PETROLEUM CORPORATION

**CONSOLIDATED FINANCIAL STATEMENTS**
**(Expressed in Canadian Dollars)**
**(Unaudited – Prepared by Management)**

**SIX MONTH PERIOD ENDED**
**JUNE 30, 2006**

**UNAUDITED INTERIM FINANCIAL STATEMENTS**

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended June 30, 2006.

**PORTRUSH PETROLEUM CORPORATION**
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

| | June 30, 2006 | | December 31, 2005 |
|---|---|---|---|
| | | | (Audited) |
| **ASSETS** | | | |
| **Current** | | | |
| Cash and cash equivalents | $ 165,318 | $ | 189,546 |
| Receivables | 178,345 | | 73,649 |
| Prepaids | 38,918 | | - |
| | 382,581 | | 263,195 |
| **Oil and gas properties** (Note 3) | 1,503,457 | | 1,571,241 |
| | $ 1,886,038 | $ | 1,834,436 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| **Current** | | | |
| Accounts payable and accrued liabilities | $ 85,454 | $ | 89,123 |
| Due to related parties (Note 6) | - | | 16,571 |
| | 85,454 | | 105,694 |
| **Future site restoration** | 10,494 | | 10,494 |
| | 95,948 | | 116,188 |
| **Shareholders' equity** | | | |
| Capital stock (Note 4) | | | |
| Authorized | | | |
| 100,000,000 common shares without par value | | | |
| Issued and outstanding | | | |
| 44,058,792 common shares (2005 – 43,433,792) | 13,543,867 | | 13,398,523 |
| Contributed surplus (Note 4) | 490,553 | | 337,747 |
| Deficit | (12,244,330) | | (12,018,022) |
| | 1,790,090 | | 1,718,248 |
| | $ 1,886,038 | $ | 1,834,436 |

**Nature and continuance of operations** (Note 2)
**Subsequent events** (Note 9)

**On behalf of the Board:**

| | | | |
|---|---|---|---|
| *'Martin Cotter"* | Director | *"Neil Iverson"* | Director |

The accompanying notes are an integral part of these consolidated financial statements.

## PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

| | Three Month Period Ended June 30, 2006 | Three Month Period Ended June 30, 2005 | Six Month Period Ended June 30, 2006 | Six Month Period Ended June 30, 2005 |
|---|---|---|---|---|
| **REVENUE** | | | | |
| Oil and gas revenue, net of royalties | $ 228,986 | $ 146,856 | $ 379,797 | $ 304,814 |
| **DIRECT COSTS** | | | | |
| Depletion | 30,965 | 46,039 | 54,845 | 96,817 |
| Operating expenses | 102,239 | 115,089 | 135,415 | 162,760 |
| Total direct costs | (133,204) | (161,128) | (190,260) | (259,577) |
| **EXPENSES** | | | | |
| Consulting and administration fees | 30,094 | 21,500 | 32,399 | 34,500 |
| Investor relations | 19,867 | 13,498 | 34,392 | 17,867 |
| Management fees – related party | 19,785 | 18,000 | 40,618 | 36,000 |
| Office and miscellaneous | 8,289 | 19,582 | 24,218 | 39,667 |
| Professional fees | 10,458 | 3,666 | 36,386 | 5,166 |
| Shareholder costs | 10,336 | 14,465 | 10,336 | 16,301 |
| Stock-based compensation | 204,400 | - | 204,400 | - |
| Transfer agent and regulatory fees | 7,491 | 16,243 | 15,879 | 19,387 |
| Travel and promotion | 6,945 | - | 6,945 | - |
| Total expenses | (317,665) | (106,954) | (405,573) | (168,888) |
| **Income (loss) before other items** | (221,883) | (121,226) | (216,036) | (123,651) |
| **OTHER ITEMS** | | | | |
| Foreign exchange loss | (12,293) | - | (10,272) | - |
| Write-off of accounts payable | - | 7,650 | - | 7,650 |
| Total other items | (12,293) | 7,650 | (10,272) | 7,650 |
| **Income (loss) for the period** | (234,176) | (113,576) | (226,308) | (116,001) |
| **Deficit, beginning of the period** | (12,010,154) | (11,860,199) | (12,018,022) | (11,857,774) |
| **Deficit, end of period** | $(12,244,330) | $(11,973,775) | $(12,244,330) | $(11,973,775) |
| **Basic and diluted loss per share** | $ (0.01) | $ (0.01) | $ (0.01) | $ (0.01) |
| **Weighted average number of shares outstanding** | 44,030,495 | 40,897,241 | 43,842,632 | 40,628,406 |

The accompanying notes are an integral part of these consolidated financial statements.

**PORTRUSH PETROLEUM CORPORATION**
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

| | Three Month Period Ended June 30, 2006 | Three Month Period Ended June 30, 2005 | Six Month Period Ended June 30, 2006 | Six Month Period Ended June 30, 2005 |
|---|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | | |
| Income (loss) for the period | $ (234,176) | $ (113,576) | $ (226,308) | $ (116,001) |
| Items not affecting cash: | | | | |
| Depletion | 30,965 | 46,039 | 54,845 | 96,817 |
| Stock-based compensation | 204,400 | - | 204,400 | - |
| Write-off of accounts payable | - | (7,650) | - | (7,650) |
| | | | | |
| Changes in non-cash working capital items: | | | | |
| (Increase) decrease in receivables | (73,627) | 58,661 | (104,696) | 30,011 |
| (Increase) decrease in prepaids | (26,418) | - | (38,918) | 5,625 |
| Increase (decrease) in accounts payable and accrued liabilities | 22,016 | (92,867) | (3,669) | (107,273) |
| | | | | |
| Cash used in operating activities | (76,840) | (109,393) | (114,346) | (98,471) |
| | | | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | | |
| Advances from (repaid to) related parties | - | 21,917 | (16,571) | 38,714 |
| Proceeds from issuance of capital stock | 18,750 | 85,425 | 93,750 | 96,675 |
| | | | | |
| Cash provided by financing activities | 18,750 | 107,342 | 77,179 | 135,389 |
| | | | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | | |
| Oil and gas property recoveries | 1,925 | - | 12,939 | - |
| Oil and gas property expenditures | - | (12,414) | - | (62,632) |
| | | | | |
| Cash provided by (used in) investing activities | 1,925 | (12,414) | 12,939 | (62,632) |
| | | | | |
| **Change in cash and cash equivalents during period** | (56,165) | (14,465) | (24,228) | (25,714) |
| | | | | |
| **Cash and cash equivalents, beginning of period** | 221,483 | 63,294 | 189,546 | 74,543 |
| | | | | |
| **Cash and cash equivalents, end of period** | $ 165,318 | $ 48,829 | $ 165,318 | $ 48,829 |

**Supplemental disclosure with respect to cash flows** (Note 5)

The accompanying notes are an integral part of these consolidated financial statements.

**PORTRUSH PETROLEUM CORPORATION**
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
JUNE 30, 2006

## 1.    BASIS OF PRESENTATION

The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiary Portrush Petroleum (US) Corporation (collectively "the Company"). Significant inter-company transactions have been eliminated on consolidation.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. Certain comparative figures have been reclassified to conform with the current year's presentation. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2005. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

## 2.    NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties. The Company has two properties located in the United States. It has a 22.5% working interest in a prospect located in Michigan, U.S.A. and a 10% working interest in certain oil and gas leases located in Texas, U.S.A.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future. These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

|  | June 30, 2006 | December 31, 2005 |
|---|---|---|
| Working capital | $    297,127 | $    157,501 |
| Deficit | (12,244,330) | (12,018,022) |

**PORTRUSH PETROLEUM CORPORATION**
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)
JUNE 30, 2006

3. **OIL AND GAS PROPERTIES**

The Company entered into agreements to acquire interests in various oil and gas properties as follows:

|  | June 30, 2006 | December 31, 2005 |
|---|---|---|
| Oil and gas properties: |  |  |
| U.S.A., proved | $ 2,708,708 | $ 2,708,708 |
| Canada, unproved | 91,525 | 104,464 |
|  | 2,800,233 | 2,813,172 |
| Less: Accumulated depletion | (1,296,776) | (1,241,931) |
|  | $ 1,503,457 | $ 1,571,241 |

At June 30, 2006, the oil and gas properties include $91,525 (December 31, 2005 - $104,464) relating to unproved properties that have been excluded from the depletion calculation.

**Ontario prospect, Canada**

The Company entered into an agreement to acquire a 5% working interest in a prospect located in Ontario, Canada in exchange for funding 50% of the project costs by paying US$120,000. The Company will receive a payout of all costs incurred plus a 5% working interest in the prospect.

**Michigan and Wyoming, U.S.A.**

The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A. During the year ended December 31, 2003, the ceiling test calculation determined that the net book value of the Company's assets in the U.S.A. exceeded net future cash flows from proven reserves and, accordingly, the Company recorded a ceiling test write-down of $319,950 included in accumulated depletion.

**Texas, U.S.A.**

The Company acquired a 10% working interest (7.5% net revenue interest) in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company made staged payments totaling US$1,044,000.

The full cost ceiling test results as of December 31, 2005 resulted in no impairment of evaluated oil and gas properties. No ceiling test was performed at June 30, 2006. The future prices used in the December 31, 2005 ceiling test are as follows:

|  | Natural Gas (Cdn $/Mmbtu) | Oil (Cdn $/Bbl) |
|---|---|---|
| 2006 | $ 11.08 | $ 71.08 |
| 2007 | 10.87 | 69.67 |
| 2008 | 10.65 | 68.28 |
| 2009 | 10.42 | 66.88 |
| 2010 | 10.23 | 65.59 |

(Expressed in Canadian Dollars)

## 4. CAPITAL STOCK AND CONTRIBUTED SURPLUS

| | Number of Shares | Capital Stock | Contributed Surplus |
|---|---|---|---|
| Authorized | | | |
| 100,000,000 common voting shares, no par value | | | |
| Issued | | | |
| Balance, December 31, 2005 | 43,433,792 | $ 13,398,523 | $ 337,747 |
| Exercise of stock options | 625,000 | 93,750 | - |
| Stock-based compensation | - | - | 204,400 |
| Contributed surplus on exercise of stock options | - | 51,594 | (51,594) |
| Balance, June 30, 2006 | 44,058,792 | $ 13,543,867 | $ 490,553 |

During the six month period ended June 30, 2006, the Company issued 625,000 common shares for gross proceeds of $93,750 pursuant to the exercise of stock options.

**Stock options**

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the market price of the Company's common stock at the date of the grant less an applicable discount. The options can be granted for a maximum term of 5 years and vest at the discretion of the Board of Directors.

The following incentive stock options and share purchase warrants were outstanding at June 30, 2006:

| | Number of Shares | Exercise Price | Expiry Date |
|---|---|---|---|
| **Options** | 305,000 | $ 0.15 | April 27, 2007 |
| | 100,000 | 0.15 | August 11, 2007 |
| | 600,000 | 0.15 | September 1, 2007 |
| | 150,000 | 0.15 | December 15, 2007 |
| | 1,600,000 | 0.15 | April 10, 2009 |
| | 300,000 | 0.15 | April 25, 2009 |
| **Warrants** | 2,000,000 | 0.15 | September 14, 2007 |

(Expressed in Canadian Dollars)

## 4. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd…)

**Stock-based compensation**

The Company granted 1,900,000 (2005 – Nil) stock options during the current period, resulting in stock-based compensation expense under the Black-Scholes pricing model of $204,400 (2005 - $Nil), with a corresponding credit to contributed surplus on the balance sheet.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options issued during the period:

| | 2006 | 2005 |
|---|---|---|
| Risk-free interest rate | 4.14% | - |
| Expected life of options | 3 years | - |
| Annualized volatility | 96.64% ~ 102.10% | - |
| Dividend rate | 0.00% | - |

## 5. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

| | 2006 | 2005 |
|---|---|---|
| Cash paid during the period for interest | $ - | $ - |
| Cash paid during the period for income taxes | $ - | $ - |

There were no significant non-cash transactions during the six month periods ended June 30, 2006 and 2005.

## 6. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $40,618 (2005 - $36,000) to a director.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

(Expressed in Canadian Dollars)

## 7. SEGMENT INFORMATION

All of the Company's operations are in the oil and gas industry and 100% of the revenues have been generated in the U.S.A.

The total amount of capital assets attributable to Canada is $91,525 (December 31, 2005 - $104,464) and the total amount of capital assets attributable to the U.S.A. is $1,411,932 (December 31, 2005 - $1,466,777).

## 8. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

## 9. SUBSEQUENT EVENTS

Subsequent to June 30, 2006, the Company granted 300,000 stock options exercisable at $0.18 per share expiring June 7, 2008.

# PORTRUSH PETROLEUM CORPORATION

## Form 52-109F2 – Certification of Interim Filings

I, Martin Cotter, President of Portrush Petroleum Corporation and performing similar functions to that of a Chief Executive Officer, certify that:

1        I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Portrush Petroleum Corporation (the "Issuer") for the interim ending June 30, 2006;

2        Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3        Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings; and

4        The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 21, 2006

*"Martin Cotter"*
Martin Cotter President

# PORTRUSH PETROLEUM CORPORATION

## Form 52-109F2 – Certification of Interim Filings

I, Martin Cotter, President of Portrush Petroleum Corporation and performing similar functions to that of a Chief Financial Officer, certify that:

1        I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Portrush Petroleum Corporation (the "Issuer") for the interim ending June 30, 2006;

2        Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3        Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings; and

4        The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 21, 2006


*"Martin Cotter"*
Martin Cotter President

**Form 51-102F1**
***MANAGEMENT'S DISCUSSION & ANALYSIS***

# Portrush Petroleum Corporation

## Interim MD&A

### Description of Business and effective Date of this Report

Portrush Petroleum Corporation (“Company”) is a junior oil and natural gas exploration and production company. The Company is focused on its core properties: the Lenox project, located in the Michigan Basin of the state of Michigan, and the Mission River project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Lenox project has two oil wells on production and the Mission River project has seven gas wells on production. Portrush is a reporting issuer publicly traded on the TSX Venture Exchange in Canada under the symbol PSH.

This discussion should be read in conjunction with the financial statements and related notes of the Company for the period ended June 30, 2006 (the "Financial Statements"). The information in this Management Discussion and Analysis (“MD&A”) contains forward-looking information or statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The information contained in this report is made as of August 16, 2006.

### 2006 Highlights

- The Mission River field in Texas has seven wells on production and total production from the field for the month of May amounted to approximately fifty six million cubic feet of gas and 2,600 barrels of oil.
- The operator of the Mission River project has completed the first deep well, the Scanio-Shelton #6, drilled to a depth of 10,300 feet. A second deep well has been drilled and is being placed on production.
- Reported oil and gas revenues for the 3 month period ended June 30, 2006 was $228,986 compared to $146,856 for the same period in 2005, with a reported net loss of $0.01 per share for the period in 2006 compared to a net loss of $0.01 per share for fiscal 2005.

### Properties of the Company

**Mission River Project, Texas**

In Texas, the Company has a joint venture with the McAlester Fuel Company of Houston, Texas to develop the Mission River Project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Company owns a 10% working interest in the project.

The initial twelve (12) well program was designed to test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet; The first well was spudded on April 30th 2004 and six additional wells have since been drilled and completed as gas wells. Seven wells are currently on production and the eighth, the Scanio-Shelton #7, a recently completed deep well will commence production next month. A gas pipeline runs through the property. Total production from the field for the month of May 2006 amounted to approximately 56 million cubic feet of gas and 2,600 barrels of oil.

**Lenox Project, Michigan**

In June 2000, the Company acquired a 25% interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb County, Lenox Township, Southeast Michigan.

The Company focused its efforts on the Lenox project in Macomb County, SE Michigan where the Company earned a 22.5% working interest. At present the Company has two oil wells on production and excess gas is being flared. Lenox provided a significant portion of the oil and gas revenue during 2005.

The Michigan Basin contains extensive belts of organic reefs composed of carbonate rocks (Limestone and Dolomite) formed under shallow seas in the Silurian period. These oil and gas filled reefs are the principal target for exploration companies in the basin.

**Exploration Risks**

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred. The Company's estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

**Selected Financial Information**

|  | 6 Months Ended June 30,2006 | 6 Months Ended June 30,2005 |
|---|---|---|
| Total Revenues | $ 379,797 | 304,814 |
| G&A expense[1] | 405,573 | 168,888 |
| Net Loss | 226,308 | 116,001 |
| Working Capital (Deficiency) | 297,127 | (271,991) |
| Oil and Gas Properties | 1,503,457 | 1,608,208 |
| Total Assets | 1,886,038 | 1,694,720 |
| Basic and diluted income (loss) per share | (0.01) | (0.01) |
| Long-term liabilities | - | - |
| Cash dividends | - | - |

**1. (2006) Includes a non-cash charge for stock-based compensation of $204,400 pertaining to the grant of stock options.**

The Company's accounting policy is to record its resource properties at cost. Exploration and development expenditures relating to oil and gas properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

## Results of Operations

During the six month period ended June 30, 2006, the Company recorded gross revenue of $379,797 compared with $304,814 in 2005. Well operating expenses were $190,260 compared with $259,577 in the previous year and the Company recorded depletion expenses of $54,845 compared with $96,817 in the previous year.

General and administration expenses before non-cash expenses were $201,173 compared with $168,888 for the same period in 2005. The Company recorded a non-cash charge for stock-based compensation pertaining to the grant of stock options of $204,400. The Company expects general and administrative expenses to remain relatively constant as the Company expects its level of activity to remain the same for next quarter. The Company is planning to attend a number of trade shows and conferences in the second half of the year. The Company paid or accrued to the President of the Company management fees of US$6,000 per month.

## Summary of Quarterly Results

|  |  | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter |
|---|---|---|---|---|---|
|  |  |  |  |  |  |
| 2004 | Total Revenue | 79,187 | 89,417 | 94,094 | 179,670 |
|  | Net Loss | (49,234) | (601,270) [1] | (249,247) | (133,431) |
|  | Basic and diluted loss per share | (0.01) | (0.02) | (0.01) | (0.01) |
|  |  |  |  |  |  |
| 2005 | Total Revenue | 157,958 | 146,856 | 173,355 | 115,429 |
|  | Net Loss | (2,425) | (113,576) [2] | (2,207) [3] | (42,040) [4] |
|  | Basic and diluted loss per share | (0.01) | (0.01) | (0.01) | (0.01) |
|  |  |  |  |  |  |
| 2006 | Total Revenue | 150,811 | 228,986 |  |  |
|  | Net Income (loss) | 7,868 | (234,176)[5] |  |  |
|  | Basic and diluted Income (loss) per share | 0.01 | (0.01) |  |  |

(1)     During the quarter, the Company recorded stock based compensation expenses of $428,612.
(2)     During the quarter, the Company recorded stock based compensation expenses of $29,672
(3)     During the quarter, the Company recorded stock based compensation expenses of $2,876.
(4)     During the quarter, the Company recorded stock based compensation expenses of $42,645.
(5)     During the quarter, the Company recorded stock based compensation expenses of $204,400.

The Company has increased it revenues over the last two years from its various producing wells. Administrative costs have remained relatively consistent over the last two years when stock-based compensation, a non-cash expense, is excluded from administrative costs.

## Liquidity

The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

## Investor Relations

On September 1, 2005, the Company entered into an investor relations agreement with Agora Investor Relations Corp. to provide shareholder communications services for the Company. Agora is paid US$2,500 per month over a 12 month period and was granted stock options to purchase 200,000 common shares at $0.15 per share expiring September 1, 2007. In addition, on June 7, 2006, Allan McGirr joined the Company as an investor relations consultant. Mr. McGirr was granted stock options to purchase 300,000 common shares at $0.18 per share expiring June 7, 2008 and will be paid $2,500 per month on a month to month basis starting July 1, 2006.

The Company uses AGORA (http://www.agoracom.com) to provide a dynamic interactive investor relations service thru the use of its IR HUB website. The website provides effective communication between the Company, it's shareholders and the investment community through AGORA's Internet based investor relations system. The Company's IR HUB (http://www.agoracom.com/IR/Portrush) will allow both the Company and AGORA to communicate with all investors simultaneously, anytime and in real-time, while providing shareholders with equal access and complete transparency to all investor relations communications.

The Company will continue its corporate awareness program with the aim of enhancing the Company's visibility and foster a clear understanding of its performance and strategic direction.

## Financing, Principal Purposes and Milestones

During the six month period ended June 30, 2006, the Company raised $93,750 through the issuance of 625,000 common shares at $0.15 per share upon the exercise of previously issued stock options. These funds will be used for working capital.

## Outstanding Share Data

There were 44,058,792 common shares of the Company outstanding as of June 30, 2006.

(See Note 4 of the financial statements for additional detail)

The following incentive stock options and share purchase warrants were outstanding at June 30, 2006:

| | Number of Shares | Exercise Price | Expiry Date |
|---|---|---|---|
| **Options** | | | |
| | 305,000 | 0.15 | April 27, 2007 |
| | 100,000 | 0.15 | August 11, 2007 |
| | 625,000 | 0.15 | September 1, 2007 |
| | 150,000 | 0.15 | December 15, 2007 |
| | 1,600,000 | 0.15 | April 10, 2009 |
| | 300,000 | 0.15 | April 25, 2009 |
| **Warrants** | | | |
| | 2,000,000 | 0.15 | September 14, 2007 |

*During April 2006, 1,195,000 options expired unexercised, 100,000 options were exercised prior to expiry and 1,900,000 stock options exercisable at $0.15 were granted. During June 2006, 387,500 warrants expired unexercised.

## Capital Resources

The Company has not entered into a property option agreement that requires the Company to meet certain yearly exploration expenditure requirements.

## Off-Balance Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

## Transactions with Related Parties

The Company paid or accrued management fees of US$6,000 per month (2005 - CDN$6,000 per month) to a director, Martin Cotter for his services as the President of the Company. In April, 1,000,000 stock options previously granted to Mr. Cotter to purchase shares at $0.15 expired and were replaced by the grant to Mr. Cotter of 1,500,000 options at $0.15 expiring April 10, 2009. In June, a director exercised options to purchase 100,000 at $.15 per share.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment. Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

## Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

## Changes in Accounting Policies

### Site Restoration

The Company has adopted the recently issued CICA Handbook Section 3110 "Asset Retirement Obligations". This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.

## Subsequent Events

Subsequent to June 30, 2006, the Company:

- Announced the drilling of the Scanio-Shelton #7, a recently completed deep well which will commence production next month.
- Granted 300,000 stock options exercisable at $0.18 per share expiring June 7, 2008 to Allan McGirr, the Company's investor relations consultant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 000-27768
(Registrant)

Date: August 25, 2006      By: /s/ Neal Iverson
                               Neal Iverson, Director